MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three months ended March 31, 2009 and the year ended December 31, 2008 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of May 12, 2009.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Property in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the ranks of the junior gold producers as these two projects commence commercial gold production. Over and above the exploration being conducted at the above mentioned properties, green field exploration is being undertaken in Tanzania, Mozambique and the Island of Kurils in Russia.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

The Company achieved the following during the quarter ended March 31, 2009:

Hollister Property

  Good progress was made with trial stoping on the Main Gwenivere and Central Clementine veins. A total of 17,102 tons of ore, containing 23,441 gold equivalent ounces1, was extracted.

  23,375 ore tons had been stockpiled at March 31, 2009 containing an estimated 23,525 gold equivalent ounces.

  8,058 tons of ore were sold to Newmont and Kinross for metallurgical testing.

  18,189 gold equivalent ounces were recovered from the ore sold.

  A further 2,213 ft (673 m) of development was completed, totaling 24,345 ft (7,400 m) for the Hollister Property to date.

  The Company filed an updated NI43-101 technical report in March 2009.

  Underground evaluation and exploration drilling for other mineralized structures totaled 13,503 ft (4,092 m). Surface drilling totaled 1,449 ft (439 m). The programs continue to encounter high- grade intersections on the Clementine and Gwenivere vein systems, disseminated mineralization in the overlying Tertiary volcanic rocks, as well as further encouraging intersections from the Hatter Graben veins located to the east of the Hollister area.

  Geological modeling and mineral resource estimation of these mineral systems is currently underway.

Burnstone Property

  The Company completed construction of the permanent head gear for the vertical shaft in January 2009.

  The vertical shaft reached a depth of 624 ft (198 m) at the end of March 2009.

  The Company advanced to 7,293 ft (2,218 m) of the planned length of the underground decline. Total development achieved so far, including all secondary pre-development, is 11,240 ft (3,417 m). The Kimberley reef elevation, which hosts the gold at Burnstone, is expected to be intercepted in the decline at 7,590 ft (2,314 m).

  The Company filed an updated NI43-101 technical report in March 2009.

  Completed the construction of waste rock dump facility

  Refurbishment of gold plant mills underway

  Good progress with construction of general surface infrastructure

Corporate

  Successfully completed a $150 million equity unit offering in March 2009 with the proceeds to be

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1 Gold equivalent was calculated using metal prices of US$850/oz for gold and US$12/oz for silver.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

  used to bring the Burnstone Property into commercial production.

  Completed the Investec Equity line agreement, thereby issuing 2,846,800 common shares to raise gross proceeds totaling $3.91 million.

1.2.1      Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 50 mi (80 km) from Elko, Nevada. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems in the Hollister property. The main vein systems are called Clementine and Gwenivere. The vein systems have subsequently been accessed by decline, and underground development, which is establishing mineral reserves for extraction and staging for ongoing exploration and development drilling is in progress.

Permitting

Pending the completion of the Environmental Impact Statement (“EIS”) process and receiving approval of the amended Plan of Operations from the Bureau of Land Management (“BLM”), underground exploration and development activities at the Hollister Property must be conducted within a 275,000 ore tons per year limit set out in a Water Pollution Control Permit issued by the Nevada Division of Environmental Protection (“NDEP”). The work must also be carried out in a manner that will aim to fully protect the environment, including the archaeological resources near the mine, and not create any additional surface disturbance or other new environmental impacts as required by the current Plan of Operations.

The Company has initiated the preliminary procedural portions of the EIS, i.e. negotiation of a Memorandum of Understanding (“MOU”) with the BLM, drafting for publication the Notice of Intent to prepare an EIS in the Federal Register, and initiating the development of the bid package for the third-party contractor that will prepare the EIS for the BLM. The BLM has since assigned an internal interdisciplinary team that will be working on the EIS and the Company has forwarded a tentative EIS schedule to the BLM for consideration and comments.

Great Basin Resource Watch (“GBRW”) has filed an appeal with the Nevada State Environmental Commission (“NSEC”), challenging the issuance of this Water Pollution Control Permit by the NDEP. A meeting with GBRW and NDEP took place on February 24, 2009 to provide GBRW with additional information. As of the date of this MD&A, the GBRW has not indicated whether it intends to continue with the appeal. Should GBRW choose to continue with the appeal, a hearing will be scheduled with the NSEC.

Trial stoping and milling

Trial stoping continued during the quarter. A total of 17,102 ore tons were extracted, containing an estimated 23,441 gold equivalent ounces. The average grade of 1.37 gold equivalent ounces per ton (47.2 g/t) exceeded the planned grade of 1.22 gold equivalent ounces per ton (42.07 g/t).

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

The cash cost for ounces2 extracted during the quarter, excluding milling costs, amounted to US$320 per ounce compared to the budgeted cost of US$348 per ounce. The cash cost for the remainder of the year is expected to decrease in line with the build-up of tonnage from underground.

At March 31, 2009, 23,375 ore tons have been stockpiled, containing an estimated 23,525 gold equivalent ounces.

The ore purchase agreement entered into in November 2008 with Newmont Mining Company (“Newmont”) and its Midas mill has now been concluded. The final 3,040 tons under the agreement were delivered in January 2009. In total, 15,115 ore tons were sold to Newmont under this agreement and 22,852 gold equivalent ounces were recovered.

During November 2008, 4,695 dry tons were shipped to Kinross Gold Corporation’s (“Kinross”) Republic mill for metallurgical testing. During February 2009, it became evident that the circuit at the Kinross mill was not ideally suited for Hollister ore as the crushing and blending of this material would take months to complete, primarily due to its high metal content. A purchase agreement was reached with Kinross and as a result, US$5.9 million in revenue from 9,822 gold equivalent ounces was recognized from this agreement during the quarter. The final metal content will only be determined once Kinross has completed the crushing and sampling of the ore. Kinross will retain 30% of the metal value as charges for toll milling.

The currently planned capacity of the Esmeralda mill is in line with the planned trial stoping profile for Hollister at 350 – 400 tons per day. Stockpiling the Hollister ore, which is anticipated to exceed 60,000 tons at June 30, 2009, until July 2009 when the Esmeralda mill is operational would result in a significant amount of working capital being locked up. As it would take around 12 months to deplete the stockpile at the currently anticipated milling rate; a short term alternative was therefore required.

In March 2009, a new toll milling agreement was entered into with Newmont’s Midas mill to treat up to 35,000 tons of Hollister ore while the Esmeralda mill is being refurbished. Similar to the agreements in 2008, Newmont will retain 20% of the recovered metal value as toll treatment charges. More than 15,000 tons in the stockpile on March 31, 2009 had been shipped to Midas as of the date of this MD&A. Milling is expected to commence in May 2009.

Yukon-Nevada Gold Corp. re-opened the Jerritt Canyon mill in March 2009 after it had been shut down since September 2008. An agreement was reached with Jerritt Canyon in March 2009 to toll treat the low grade stockpile of 5,107 tons from Hollister, which had been shipped to Jerrit Canyon in May 2008. The campaign has started and results are expected in early May 2009.

Development

Development was advanced 2,213 ft during the quarter, compared to a targeted advance of 3,508 ft. Development costs are currently being expensed until the necessary permitting has been granted to allow for commercial production. Some 15,000 ft of development is planned for the year.

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2 Cash cost is a non-GAAP measure and is calculated by deducting depreciation from production costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

Underground Drilling

During the first quarter of 2009, underground evaluation drilling and exploration drilling for other mineralized structures totaled 13,503 ft (4,092 m). The program continues to encounter high-grade intersections on the Clementine and Gwenivere vein systems (see further details below), disseminated mineralisation in the overlying Tertiary volcanics, as well as further encouraging intersections from the Hatter Graben Veins to the east of the Hollister property.

The underground drilling is providing more information about the strike (3,000 ft/980 m) and vertical (1,300 ft/396 m) continuity of the vein systems. The Hollister mineral system currently comprises 24 discrete east-west striking subvertical veins, which constitute the Clementine and Gwenivere groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary unconformity. Twenty-six underground boreholes were completed, of which fifteen (15) were for exploration, seven (7) targeted the Gwenivere system and four (4) tested the Clementine system.

An exceptional result was achieved in underground borehole HDB 274, which intersected 50.11 oz per short ton (“opt”) Au over 0.7 ft (1,718 g/t Au over 0.23 m) on the western strike extension of the Central Clementine vein. This is 1 of 25 vein intersections made during the quarter with grades in excess of 1 opt (34.28 g/t) Au.

There are a number of other highlights from the underground exploration drilling, including:

•

HDB-265 was drilled at a shallow angle eastwards from the main lateral development end towards the Hatter Graben prospect. The borehole intersected at 1,504-1,534 ft (456-465 m) downhole from a zone of tectonic brecciation and shearing that separates Ordovician metasedimentary rocks and downthrown Tertiary volcanic rocks. Follow-up drilling is targeting below the Tertiary/Ordovician unconformity for the presence of epithermal veining. Two zones of mineralization were intersected at 553 and 1,772 ft, and grading 0.29 opt Au over 1.5 ft (9.9 g/t over 0.5 m) and 0.56 opt Au over 3.6 ft (19.2 g/t over 1.1 m), respectively. These intersections require further follow-up but, significantly, indicate the existence of epithermal veining between the current eastern extent of the Clementine/Gwenivere vein system (as defined by drilling) and the Hatter Graben target.

•

HSD 57-61 targeted “Blanket Zone” mineralisation hosted in the overlying Tertiary volcanic rocks and proximal to the Tertiary/Ordovician unconformity; several broad intersections (up to 18.7 ft/6 m) grading between 0.1 and 0.4 opt (3-14 g/t) Au were encountered. A number of high-grade zones associated with epithermal vein, clay-rich zones in the Vanini (Ordovician) Formation host rocks were also intersected in these boreholes. The Blanket Zone intersections are of significance, as there is growing evidence for the existence of a number of discrete broader zones of disseminated gold mineralisation hosted in proximity to the overlying Tertiary volcanic/Ordovician unconformity and penetrative subvertical structures, probably controlling vein mineralization, below in the Ordovician Vanini Formation metasedimentary host rocks. Previous open pit mining and heap leaching of similar style mineralisation at Hollister was conducted by the Touchstone–Galactic JV (1990-1992). This operation extracted 116,000 oz Au at 0.046 opt Au (1.57 g/t Au) from within a historical resource of 2.8 million oz Au grading 0.035 opt Au (1.20 g/t Au). Great Basin Gold intends to remodel the area of previous mining with a view to developing a predictive structural and alteration model to detect Blanket Zone-style mineralisation.

Mineralisation in the Gweniviere veins continues to give intersections with robust grades; seven

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

boreholes averaged 0.563 opt Au over 1.9 ft (19.3 g/t Au over 0.6 m).

Significant advances have been made during the quarter with revised geological modeling and detailed underground mapping. These observations are providing more insight and predictability into the controls of the Clementine/Gwenivere vein systems, and certain aspects are being incorporated into the mineral resource review which is nearing completion.

A complete tabulation of the drilling results is available on the Great Basin Gold website www.grtbasin.com.

Surface Drilling

The surface drilling program is focusing on the Hatter Graben target, located about 5,000 ft (1,667 m) east of the Clementine–Gwenivere vein cluster. The geology of the area is highlighted by a number of North/Northwest-South/Southeast and East-West structures, as well as Eocene to Tertiary aged intermediate to felsic intrusive rocks. However, a number of narrow and discrete vein intersections support the presence of an East-West trending vein swarm not unlike the Clementine- Gwenivere system. The Hatter Graben target area now has a strike extent of approximately 1,950 ft (910 m) and a width of up to 1,320 ft (400 m), which is of similar extent to the Hollister vein system. During the quarter, hole HDB 285 was completed, and the rig has been moved in order to complete certain geotechnical investigations.

The most significant intersections were gained from H8-285, which was completed in February to a depth of 2,937 ft (895.2 m). H8-285 encountered the most robust and widest mineralized intersection to date in the Hatter Graben vein system, a 12.5 ft (3.8 m) vein drill intercept. Noteworthy is that this wide vein intercept is hosted in an intrusive felsic porphyry unit, normally an unfavorable host rock in the graben area. The mineralized zones are marked by banded quartz veins with naumannite (selenium sulphide), bladed quartz with visible gold and naumannite, and brecciation zones with sulphidation and silicification. A follow-up drill program targeting this area has been designed.

The Hollister property still has significant exploration potential on the surrounding claim areas. A total of sixteen (16) targets have been identified for future exploration. All the project geospatial data from historic and current exploration is in the process of being collated, reviewed and structural targets reassessed and priority ranked. The development of a structural model for the area is seen as an important component to predicting both Tertiary and Ordovician hosted mineralization.

Remainder of fiscal 2009

The Company will continue with trial mining, exploration and development of the Hollister Property, which is planned to extract some 134,000 contained gold equivalent ounces in 2009. The revenue from the recovery of ore tons is expected to cover the costs incurred associated with these activities. Actual development activities are well underway to achieve this under the terms of the existing state and federal permits. Further underground and limited surface exploration will continue to test the vein systems that have been intercepted and to improve our understanding of this exciting deposit.

1.2.2      Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is located in the South Rand area of the Witwatersrand goldfields, approximately 50 mi (80 km) southeast of the city of Johannesburg and near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power

MANAGEMENT'S DISCUSSION AND ANALYSIS

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lines. The project has received all of the required permits to complete the development of the mine and commence commercial production.

Permitting

On February 17, 2009, the Company’s wholly owned South African subsidiary, Southgold Exploration (Pty) Ltd (“Southgold”) was officially awarded the right to mine for gold, silver and aggregate in the Burnstone mining area. The mining right extends for a period of 18 years from date of execution and has renewal rights.

Underground Development

The first of a two-stage underground access development program began in July 2006. Development and construction programs are ongoing; on March 31, 2009, approximately 7,293 ft (2,218 m) of the planned decline development were completed. As of March 31, 2009, approximately 317 ft (148 m) were left to excavate the cross-cut to the reef.

Additional drifts to reef positions have been established. As at March 31, 2009 a total of 86 ft (26 m) is left to develop to Block B, where stoping is scheduled to start in the second quarter, and 266 ft (81 m) is left to reach Block C, where stoping is scheduled to start in the third quarter. The equipment required for stoping in Block B is already on site and the crews have been trained.

Vertical shaft

The vertical shaft, being the intended primary means of extracting ore and waste, inserting and extracting people and material, as well as providing a primary ventilation outlet, is well advanced and on track to be completed on schedule. After completion of a successful pre – sink stage to 541 ft (164 m), inclusive of the construction and erection of the headgear and change – over of winder arrangements, the main sink stage has commenced during early quarter 1, 2009. Sinking progressed to 653 ft (198 m) below collar at the end of March 2009. Simultaneously, the refurbishment of the primary rock winder and the service winder has commenced, and is planned to be completed in time for commissioning as scheduled.

The next major objective is to continue sinking to 1,320 ft (400 m) below collar for the establishment of the main connection to the decline shaft by end of quarter 4, 2009. This level will serve as the main ore delivery location as well as the main service level for men and material.

The Vertical Shaft Project is expected to be completed during first quarter 2010.

Metallurgical plant

The metallurgical plant project is deemed as critical, both from a production as well as a deadline perspective. Currently the plant design is completed, the procurement process commencing with the long lead items is in progress, the mill refurbishment is under way, early works construction program commenced and the company TWP will act as the EPCM contractor. The Metallurgical Plant commissioning is on track for completion by June 30, 2010.

Tailings Dam

The tender for the design of the facility is in progress, and construction is planned to commence by July 2009. Total duration for construction of the facility is estimated at six months.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

Waste Rock Dump

The contract for the construction of the waste rock dump was awarded to the company Frazer Alexander and progress at the end of quarter 1, 2009 was 67% complete and well within the schedule and budget. The dump area is divided in three portions namely, (1) a portion allocated to provide room for the interim reef stockpile till plant commissioning. (2) a portion allocated for the permanent position of the crushing and brick making plant. These initiatives forms part of the Social and Labour Plan and also reduce rehabilitation cost at mine closure, (3) a portion allocated for the waste rock for life of mine.

The construction of the waste rock dump facility has subsequently been completed, two weeks ahead of schedule.

General Surface Infrastructure

Current focus is on (1) the development of existing ventilation arrangements by the raise boring of a 18 ft (5,5 m) ventilation shaft, (2) development of the electrical reticulation system, (3) development of a water management system, inclusive of surface and underground pumping arrangements, and the development and upgrade of an adequate access to, and on – site roads system. These facilities are being developed on a schedule to integrate with the major development projects.

Underground Drilling

Underground drilling is now progressing with a build up of two to six rigs. The ongoing programmes are providing stope delineation/evaluation data and structural data for detailed ore body modelling, as well as geological cover drilling for the breakaways from the decline to the initial mining areas.

Surface Drilling

No surface drilling has been undertaken during the quarter. All previous boreholes have been checked and accepted assays utilised to update the drilling database. A revised Mineral Resource estimate has been initiated, which will involve updated integration of paleofacies interpretations and structural domains. Due to database restructuring and check assaying, this study is now targeted for completion during May 2009.

Energy

Good progress have been made in negotiations with ESKOM and a budget quotation will be ready for acceptance by mid - second quarter 2009.This forms part of the Eskom capital projects approvals process. The focus is on the construction of a power line to the Burnstone site.

Alternative means of power generation in the form of generator packs are utilised to ensure availability of a reliable source of energy. This will be the course of action to be followed until main grid power is connected.

Mining method

The feasibility study for the project is based on using conventional breast stoping, with no mechanisation on the reef plane. The Company has investigated the opportunity of using alternative mining methods at Burnstone to improve safety, productivity and potential profitability of the project.

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QUARTER ENDED MARCH 31, 2009

In December 2007 Great Basin commissioned Turgis Consulting (Pty) Limited (“Turgis”) to evaluate the possibility of using Long-Hole Stoping (“LHS”) at Burnstone. The concept of LHS in narrow, tabular, relatively flat dipping ore bodies has been used at Telfer Mine in Australia and has been experimented with in South Africa, including Beatrix Mine and Angloplats, Union Section and Boschfontein.

Trial mining with this method has shown potential for improved safety, reduced dilution and improved productivity. The main safety feature of the proposed mining method is that entry by workers into the stope is not required.

Initial costing work, conducted at a concept study level of detail, showed potential cost savings by using LHS. Great Basin subsequently commissioned Turgis to prepare a mine plan, utilising LHS for Burnstone, with the aim of comparing the results of this mine plan with the technical report filed in February 2009.

The Company is currently preparing to test LHS for a trial period in the first two stoping areas. The equipment needed for the trial stope is already on site, crews trained and testing of the equipment and its capabilities successfully completed. Turgis has been appointed to independently review the results of the trial stopes to ensure timeous and accurate decision making.

Remainder of fiscal 2009

The focus of work will be preparation for and entry into early stage production in Area 1. This will entail underground development into the mining blocks identified for early stage and trial mining by opening up and mining certain stopes. During this stage, advanced stoping techniques and mining technology will be evaluated. Completion of the decline shaft to shaft bottom is necessary, linking up with the shaft bottom development of the vertical shaft. Construction of other mine infrastructure, above and below surface is also planned, which entails the continuance and completion of the vertical shaft, construction of the metallurgical plant, construction of adequate surface infrastructure, road and offices and the establishment of adequate electrical power to the Burnstone Property. The Company will also source, employ and train the necessary workforce and purchase the required equipment

1.2.3      Ganes Creek Property, Alaska, USA

Great Basin signed an agreement, effective November 14, 2007, whereby it could earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million over a period of 3 years.

Subsequent to evaluation of the results of the 2008 season, as well as the current strategic plan of Great Basin Gold, it was decided to terminate this agreement and cease all exploration activities. The disturbance caused by the exploration program will be rehabilitated in the coming months.

1.2.4      Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

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QUARTER ENDED MARCH 31, 2009

The Company has an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

The Company manages the JV and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Plans for fiscal 2009

The project is currently on care and maintenance. Management will evaluate the continuation of this project subject to the availability of funding for exploration activities.

1.2.5      Esmeralda property, Nevada, USA

The Company purchased the Esmeralda property on November 30, 2008 for an aggregate consideration of $2,403,600 (US$2,000,000).

The Esmeralda Mine and Property consist of patented and unpatented mining claims, fee lands, water rights and a mill. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas.

Esmeralda is approximately 220 miles from Winnemucca and approximately 290 miles from the Property with 80% of that distance over paved roads.

Property information

An initial assessment of previous mining activities on the property, including the quantum and quality of available drilling, geological and mining related data has been progressed. This due diligence is providing a basis for prioritising future exploration targets, as well as understanding the potential for sustainable underground mineral resources. Preliminary observations and analysis of drill hole evaluation data from the previous opencast mining and underground development indicates a structurally controlled epithermal vein system.

Refurbishment of mill

The Esmeralda Mill was operational for a short period during 2003 and 2004, after which it was placed on care and maintenance. The Esmeralda Mill will process ore through a carbon in leach milling process with tailing deposition into an adjacent impoundment. The Esmeralda Mill can currently process up to 350 tons per day. The re-commissioning and reconfiguring of the Esmeralda Mill is expected to be completed by the end of July 2009, and the anticipated costs are refurbishment and commissioning of $3,264,240 (US$2,680,000); plant modification of $5,719,839 (US$4,696,091) and ancillary expenses of

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approximately $420,210 (US$345,000). Operating costs of the Esmeralda Mill are estimated not to exceed $60 (US$50) per ton.

During January and February 2009, a turnkey refurbishment and re-commissioning proposal was solicited from prospective contractors. This resulted in Hanlon Engineers being awarded the contract to commence with Phase 1 of the refurbishment and re-commissioning program. Refurbishment started on March 1, 2009 and to date on schedule. Assessment and evaluation of all the mechanical and electrical equipment did not identify any major additional refurbishment items and the project team is confident that the mill will be refurbished within budget

The only significant risk area that remains since refurbishment and construction commenced is the time scale within which the application for the modification of the existing permit can be completed. In the worst case scenario, this will bring about a delay of three to four months from the date of planned re-commissioning. This will, however, not prevent the plant from commencing with processing at the scheduled date, but will prevent Esmeralda from utilizing the newly installed thermal units. As a result, the pouring of dore on site could be prohibited for a period of three to four months from the date of re-commissioning, and this activity would need to take place at an off-site approved facility that has yet to be decided.

Permitting

All State and US Forestry Services permits, with the exception of a dam safety permit, have successfully been transferred to the Company.

1.2.6      Rusaf properties

During the second quarter of 2008, the Company acquired the remaining 63% of Rusaf Gold Ltd (now called GBG Rusaf), which holds mineral rights in Tanzania and Russia.

Property information

During 2008, GBG Rusaf conducted exploration in Tanzania and the Island of Kurils in eastern Russia.

In Tanzania, the exploration program consists of three regional exploration programs in the following areas:

  Lake Victoria (North-West), including several early stage exploration programs and drilling on two targets.

  Lupa (South-West), where the Nkolwisi project was the focus of a surface drilling program.

  Kikugwe (Central South), where a soil sampling program was completed.

Exploration on the Island of Kurils in 2008 included 33 diamond boreholes aimed at establishing indicated mineral resources in the main project-area.

Exploration program

During the quarter, final results were received for the work conducted in Tanzania. The drilling results received from the Nkuluwisi, Imweru and Lubando projects have now been fully validated and checked by Great Basin Gold, and are currently being assessed by an independent Qualified Person (as required by

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the Rusaf agreement) in terms of mineral resources. The remaining analyses from 23 (of 33) boreholes drilled at Kurils are still being completed at the ALS Chemex laboratory in Chita, Irkutsk, Russia. Preliminary results are indicating a zinc-dominant polymetallic deposit with associated lead and minor silver and gold. Great Basin Gold has reduced the staff complement for the project, and work is focused on the drill sample preparation, dispatch and assaying.

Remainder of fiscal 2009

Both Tanzanian and Russian exploration programs are on care and maintenance, with only key personnel employed. All the exploration data is being collated and entered into a restructured centralized database in South Africa. Mineral right permits are being sustained over this period.

1.2.7      Kryso Resources Plc

The Company, through various share purchase transactions, holds 15% in the equity of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange.

Property information

The Pakrut deposit is located in the Tien Shan Belt, a highly prospective zone, which extends from Uzbekistan through to China and hosts several world-class gold deposits, including the 70 million ounce Muruntau deposit. The property that hosts the Pakrut deposit was acquired by Kryso in 2003. It is located 107 km from the capital city of Dushanbe. A mining license was granted in April 2004.

Kryso also recently acquired the Hukas nickel-copper project in central Tajikistan. Surface trenching in late 2006 returned promising results, including highlights of 1.0% -1.6% nickel and 0.6% -1.2% copper over widths of 2-7 m. Ground geophysical surveys and diamond drilling was undertaken in 2007.

On April 23, 2009, Kryso announced that results from the resource drilling campaign at the Pakrut gold project continue to exceed expectations. Engineering studies designed to complete a feasibility study are underway at Pakrut, with the aim of established an optimum production rate.

The new drilling at Pakrut has apparently delineated substantial mineralized zones outside existing resource models. Kryso is targeting mineral resources of over 2 million ounces of gold. The cost of finding gold resources in the Pakrut deposit to date has been just under $7/oz. It is possible that the deposit may now sustain a higher production rate and longer mine life than was initially envisaged. Initial production will be dependent on funding and the rate of capital expenditure

Plans for fiscal 2009

On February 13, 2009, Kryso announced that it had entered into a conditional subscription agreement with Naveen Holdings Limited. The agreement involves the conditional placing of new ordinary shares to raise approximately £2.56 million, before expenses, a mandatory convertible loan of £500,000 to provide funding in the period to completion of the placing and issue of warrants conditional on the placing. Proceeds are to be deployed to complete a bankable feasibility study for the Pakrut gold project, to expand the resource and reserve base of the Pakrut project and to continue exploration at the Hukas nickel-copper project.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

1.2.8      Market Trends

The gold sector reacted positively in the early part of 2009 as the global economic crisis continued and gold equities recovered to an extent but not to the levels seen before September 2008. The Company’s share price started the year at $1.51 and increased to $2.30 in line with the gold price movement. The share price at the end of the quarter was $1.61.

Gold increased to above US$900/oz in January and outperformed all commodities in the first three months of 2009. The price of gold went as high as US$989/oz but subsequently decreased to around US$890/oz due to external economical data. Analysts still forecast a short to medium term price of above US$900/oz and some project prices above US$1,000/oz.

1.3        Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
	2009	2008	2008	2008	2008	2007	2007	2007
Current assets	168,937	52,706	18,143	32,545	61,292	84,353	74,871	102,735
Mineral properties	257,639	259,859	256,424	250,383	218,485	218,414	203,838	203,796
Other assets	71,884	52,635	35,586	34,179	32,993	26,546	25,796	10,290
Total assets	498,460	365,200	310,153	317,107	312,770	329,313	304,505	316,821
Current liabilities	18,881	27,446	14,240	11,115	7,895	6,121	3,158	3,048
Future income taxes and other
Liabilities	82,844	80,546	47,307	34,986	31,248	35,400	36,311	38,325
Shareholders’ equity	396,735	257,208	248,606	271,006	273,627	287,792	265,036	275,448
Total liabilities and
shareholders’ equity	498,460	365,200	310,153	317,107	312,770	329,313	304,505	316,821
Working capital[1]	150,056	25,260	3,903	21,430	53,397	78,232	71,713	99,687

Revenue	11,861	16,920	-	7,796	-	-	-	-
Expenses	(21,944)	(43,085)	(34,805)	(43,131)	(20,512)	(23,385)	(14,372)	(13,806)

Loss for the period	(10,083)	(3,693)	(31,129)	(33,038)	(17,012)	(19,275)	(13,427)[2]	(12,956)
Basic and diluted loss per
share	$0.04	$0.01	$0.15	$0.16	$0.08	$0.10	$0.08	$0.08
Weighted average number of
common shares outstanding
(thousands)	238,364	215,162	214,345	205,930	203,902	202,635	180,963	166,044

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.
2 Loss from associate for the quarter ended September 30, 2007 was revised to provide for information which became available subsequent to date

1.4        Results of Operations

For the quarter ended March 31, 2009, the Group incurred a pre-tax loss of $12,970,690 as compared to a pre-tax loss of $26,164,132 in the previous quarter. The pre-tax loss decreased in comparison to the 1st quarter of 2008 when a pre-tax loss of $20,512,619 was recorded. Taxation charges recorded in the income statement related to deferred tax charges. The movement in the loss is due mainly to income realized from trial mining activities at the Hollister Property and lower pre-development costs expensed due to the capitalization of pre-development expenses at the Group’s Burnstone Property since November 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

Pre-development costs incurred at Hollister are currently being expensed until such time as the required permitting is granted to allow for commercial production. Expensing the pre-development costs has had a negative impact on the Group’s earnings.

a)	Revenue

Net revenue for the quarter from metal sales amounted to $11,861,384 after deducting toll milling charges of $3,604,002. The revenue was generated from the Group’s trial mining activities at the Hollister properties from the sale of ore containing 18,189 gold equivalent ounces. Net revenue was reduced by the conditions of the ore purchase and toll milling agreements the Company entered into during the quarter which included fixed metal prices and toll milling costs calculated based on retention of actual metal recovered. No revenue was recognized during the first quarter of 2008.

Net revenue of $16,920,208 was recorded in the previous quarter on the sale of ore containing 29,726 recovered gold equivalent ounces.

b)	Production costs

The cash costs for the trial mining during the quarter, excluding milling costs, amounted to $398 (US$320) per ounce. Cash costs include direct mining costs, as well as an appropriate overhead allocation. There were no production costs recorded in the first quarter of 2008 as the Company only commenced with trial mining activities during June 2008.

The production costs were slightly better than the planned cost of US$348 for the quarter. Economy of scale benefits will only be achieved as tonnage build-up progresses.

c)	Exploration expenses

The exploration expense for the quarter increased to $3,938,578 compared to $3,137,552 for the three months ended March 31, 2008, mainly due to the underground drilling program at Hollister. At the Hollister Property, exploration expenses of $3,265,396 were incurred during the quarter, compared to $1,837,037 during the fourth quarter of 2008. $1,586,444 were incurred during the first quarter of 2008.

Exploration expenses at Burnstone during the quarter decreased to $112,327 from $688,891 in the fourth quarter of 2008. Expenses of $615,292 were incurred during the first quarter of 2008.

Exploration costs incurred in Tanzania and Kurills reduced to $503,574 during the quarter, compared to $2,457,321 during the fourth quarter of 2008. Since the acquisition of the properties only concluded in April 2008 no exploration expenses on these properties have been recorded in the first quarter of 2008.

A further $57,281 was incurred during the quarter on other exploration activities. These expenses were mainly incurred during the exploration in Alaska (Ganes Creek) and decreased from the $330,583 incurred in the previous quarter.

d)	Pre-development expenses

The pre-development expenditure amounted to $5,683,021 for the quarter compared to

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

$6,841,112 in the fourth quarter of 2008. Pre-development expenses for the quarter relate to the Hollister Property and are being expensed until the required permitting has been received. Pre- development expenses for the Burnstone Property were expensed until October 28, 2008 when the Mining Right was received. Subsequent development costs for the Burnstone Property have been capitalized. The pre-development expenditure recognized in the first quarter of 2008 includes $3,811,770 relating to the Hollister Property and $6,259,211 incurred at the Burnstone Property. Development expenditure on the Burnstone Property totaling $5,804,998 was capitalized to property, plant and equipment during the quarter.

e)	Stock based compensation

Directors, employees and certain consultants were allowed to cancel certain unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $1.25 and with a vesting period of 24 months. The allocation of these options was concluded on January 12, 2009. Included in the charge for the quarter is $3,299,463 that has been recognized on cancelled and replacement options under this arrangement.

f)	Loss from associate

During the 2nd quarter of 2008 the Company finalized the acquisition of the remaining 63% in Rusaf Gold Limited (“Rusaf”) and subsequently accounted for the investment as a subsidiary and consolidated the results into the Group accounts.

g)	Mineral properties written off

The decision to cease exploration activities at the Ganes Creek property resulted in the write-off of acquisition costs capitalized.

1.5        Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and medium term operating cash requirements.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed a public offering in March, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”). Each Unit consists of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

The Company's access to equity financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

Funding the on-going development projects of the Company will be provided by a combination of cash flow from operations, available cash resources and borrowings.

The Company remains in negotiation to complete the project loan facilities (the “Facilities”) for the Burnstone Property development. Deteriorating credit markets during the latter part of 2008 caused delays in obtaining final approvals from the lenders. The Company has received non-binding commitments from the lenders to provide the remaining ZAR600 million ($79 million) of the facility subject to the Company spending the agreed amount in equity on the project and completion of definitive agreements. Once concluded, the Facility will amount to a total of ZAR800 million ($106 million). An additional stand by debt facility will be made available by the lenders subject to the Company spending an additional amount in equity. The standby debt facility and required equity contribution by the Company remains under discussion and the drawing down of the standby debt facility will be subject to further approval and reaching project completion upon disbursement.

Failure to secure the project finance facility in time will require a re-assessment of the development schedule or an alternative external source of finance.

At March 31, 2009, the Company had working capital of approximately $150 million.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.6        Capital Resources

At March 31, 2009, the Company had 333,033,342 common shares issued and outstanding. A further 114,928,552 share purchase warrants were outstanding. On April 20, 2009 28,750,000 share purchase warrants expired unexercised bringing the total share purchase warrants outstanding to 86,178,552. As of the date of this MD&A there was no other material change to the number of shares or warrants outstanding.

1.7        Off-Balance Sheet Arrangements

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $29 million (ZAR200million) from Investec to settle a portion of the purchase consideration of $38 million (ZAR260 million) for its interest on the Company. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11.6 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account and the Company elected to assist Tranter and deposited $4 million (ZAR31 million) with Investec on behalf of Tranter Burnstone into the margin account in partial satisfaction of the margin requirement. Tranter Burnstone defaulted on depositing the remaining cash requirement to the margin account, and the Company has been advised that Investec

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

served Tranter with a notice of default in December 2008. The terms of refund of the Company’s cash deposited into the margin account is currently under discussion with Investec and is expected to involve further recovery in the price of the Company’s shares. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re-instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit may change by a material amount when this contingency is resolved.

1.8        Contractual obligations

	Payments due by period (CAD millions)
		Less than one
	Total	year	2 to 5 years		More than 5 years
	(million)	(million)	(million)		(million)
Exploration commitment	$7	$3	$4	$	Nil
Project loan facility	48	Nil	33		15
Senior secured notes	78	Nil	78		Nil
Finance lease liability	2.5	0.9	1.6		Nil
Operating lease obligations	0.8	0.1	0.7		Nil
Purchase obligations	Nil	Nil	Nil		Nil
Other	Nil	Nil	Nil		Nil
Total	$136.3	$4	$117.3		$15

Exploration commitments

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

In terms of the acquisition agreement of Rusaf the Company agreed to spend a minimum of US$7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

Project loan facility

The facility has a term of 7 years with quarterly repayments of $2 million (ZAR18 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at March 31, 2009 JIBAR was at 9.75% .

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

Senior secured notes

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid.

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Finance lease liability

The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,731,452 at March 31, 2009.

1.9        Transactions with Related Parties

Related party balances and transactions include balances and transactions with companies which have directors in common with the Company. These transactions were entered into on an arms-length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof.

During the three months ended March 31, 2009, the Company paid $186,355, for services rendered by a private company which has a director in common with the Company (2008: nil).

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

None.

1.12      Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2008.

1.13      Changes in Accounting Policies including Initial Adoption

Effective January 1, 2009, the Company adopted the following accounting standards update issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 1000 is amended to clarify criteria for recognition of

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

an asset. CICA 3450 is replaced by guidance in CICA 3064. The new pronouncements are effective for interim and annual financial statements for years beginning on/after October 1, 2008.

(b) Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

Effective January 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee (“EIC”) of the CICA relating to Abstract EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

(c) Mining Exploration costs (EIC174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when they should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment and is effective for financial statements issued after March 27, 2007.

The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

1.14      Financial Instruments and Other Instruments

The Company used the Black-Scholes option pricing model to estimate the fair value of its financial instruments held-for-trading. On date of grant the warrants had an estimated fair value of $937,365 and $15,820 respectively, which were revalued to their fair value of $73,916 and $6,044 on December 31, 2008.

The fair values on December 31, 2008 were based on the following assumptions and an exchange rate of $1.79:1GBP:

	First grant	Second grant
Expected volatility	75.52%	75.31%
Risk free interest rate	4.5%	4.25%
Dividend	Nil	Nil
Remaining life	3.5 years	1.8 years

The Company fair valued its investment in Kryso Resources Plc (“Kryso”) warrants on March 31, 2009 based on the assumptions summarized below and an exchange rate of $1.80:1GBP.

	First grant	Second grant
Expected volatility	93.73%	101.89%
Risk free interest rate	5.0%	4.25%
Dividend	Nil	Nil
Remaining life	3.2 years	1.6 years
Exercise price	15 pence	15 pence
Expiry date	July 11, 2012	October 31, 2010

The unrealized gain of $143,032 is reported in the net loss for the quarter ended March 31, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

On January 1, 2009, the Company held 13,401,335shares equal to 15% of the common shares issued by Kryso.

An unrealized gain of $368,409 for the quarter ended March 31, 2009 is reported in the Statement of operations and comprehensive loss under other comprehensive income and was calculated based on the closing price of 5.25 pence per share and an exchange rate of $1.80:1GBP.

1.15      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

The Company will be required to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

1.15.1 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 12, 2009. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				333,189,534

Share purchase options	April 18, 2010	$2.68	16,667
	December 31, 2010	$1.14	400,000
	April 30, 2011	$2.45	450,000
	April 18, 2012	$2.68	90,000
	November 9, 2010	$3.12	190,000
	February 4, 2011	$3.00	346,668
	February 18, 2011	$2.95	50,000
	March 18, 2011	$3.57	90,000
	May 21, 2011	$3.47	180,000
	August 18, 2011	$2.78	670,000
	October 30, 2011	$1.50	1,145,000
	December 11, 2011	$1.25	5,950,258
	February 11, 2012	$1.75	4,530,200
	April 10, 2013	$3.60	110,000
	December 11, 2013	$1.25	254,800
	January 14, 2014	$1.35	825,000
	February 11, 2014	$1.75	690,000
	April 12, 2014	$1.49	2,380,000	18,368,593
Warrants
	September 30, 2010	ZAR20.78	1,684,312
	October 15, 2010	$1.60	57,500,000
	December 12, 2011	$1.25	26,994,240
				86,178,552
Fully diluted shares				437,736,679

1.15.2 Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended March 31, 2009, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2009

1.15.3 Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect its internal control over financial reporting during the period ended March 31, 2009.